UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 15, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

(I) EXTENSION OF THE VALIDITY PERIOD OF THE RESOLUTIONS RELATING TO THE PROPOSED

NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES; AND (II) EXTENSION OF THE VALIDITY PERIOD OF

THE AUTHORISATION GRANTED

BY SHAREHOLDERS’ MEETINGS TO THE BOARD AND THE BOARD’S AUTHORISED PERSONS TO PROCEED WITH RELEVANT MATTERS IN RESPECT OF

THE PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND H SHARES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

References are made to announcement dated 10 July 2018, overseas regulatory announcements dated 15 March 2019, 9 April 2019 and 26 April 2019, progress announcements dated 30 August 2018, 18 October 2018, 15 March 2019, 9 May 2019 and 14 June 2019, and the circular dated 13 August 2018 (the “Circular”) in relation to, among others, the Proposed Non-public Issuance of A Shares and Proposed Non-public Issuance of H Shares (the “Non-Public Issuance of A Shares and H Shares”) by China Eastern Airlines Corporation Limited (the “Company”) and the poll results announcement dated 30 August 2018 in relation to the poll results of the extraordinary general meeting, the 2018 first H shareholders class meeting and A shareholders class meeting of the Company held on 30 August 2018 (together, the “Previous Shareholders’ Meetings”). Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The validity period of the resolutions relating to the Non-public Issuance of A Shares and H Shares (the “Validity Period of Resolutions Relating to the Non-public Issuance of A Shares and H Shares”) and the validity period of the authorisation granted to the Board and its authorised persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares and H Shares (the “Validity Period of Authorisation Granted to the Board”) considered and approved at the Previous Shareholders’ Meetings will end on 29 August 2019.

The Company has received a formal approval from the CSRC in respect of the Non-public Issuance of A Shares on 14 June 2019 and as at the date of this announcement, it has yet received a formal approval from the CSRC in respect of the Non-public Issuance of H Shares. In order to ensure the smooth implementation of the Non-public Issuance of A Shares and H Shares, the Board considered and approved that the Validity Period of Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of Authorisation Granted to the Board shall be extended for 12 months from the expiry date of the original validity period approved at the Previous Shareholders’ Meetings (i.e. commencing from 30 August 2019 and ending on 29 August 2020). Save for the aforementioned extension of the Validity Period of the Resolutions Relating to the Non-Public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board, all other information relating to the Non-public Issuance of A Shares and H Shares shall remain unchanged.

A circular containing the details of the extension of the Validity Period of Resolution Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of Authorisation Granted to the Board is expected to be despatched to Shareholders in due course.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

Shanghai, the People’s Republic of China 12 July 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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